Exhibit 99.1

New Oriental Announces Results for the Fourth Fiscal Quarter and the Fiscal Year Ended May 31, 2019

Quarterly Net Revenues Increased by 20.2% Year-Over-Year

Quarterly Student Enrollments Increased by 33.9% Year-Over-Year

Quarterly Operating Income Attributable to New Oriental Increased by 36.0% Year-Over-Year

Fiscal Year Net Revenues Increased by 26.5% Year-Over-Year

Fiscal Year Student Enrollments Increased by 32.4% Year-Over-Year

Fiscal Year Operating Income Increased by 16.2% Year-Over-Year

Beijing, July 23, 2019 – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fourth fiscal quarter ended May 31, 2019.

Financial Highlights for the Fourth Fiscal Quarter Ended May 31, 2019

•	Total net revenues increased by 20.2% year-over-year to US$842.9 million for the fourth fiscal quarter of 2019.

•	Operating income increased by 36.0% year-over-year to US$77.0 million for the fourth fiscal quarter of 2019.

•	Non-GAAP operating income, which excludes share-based compensation expenses, increased by 30.3% year-over-year to US$102.7 million for the fourth fiscal quarter of 2019.

•	Net income attributable to New Oriental decreased by 33.5% year-over-year to US$43.2 million for the fourth fiscal quarter of 2019.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses and gain / (loss) from fair value change of long-term investments, increased by 8.9% year-over-year to US$95.1 million for the fourth fiscal quarter of 2019.

Key Financial Results

(in thousands US$, except per ADS(1) data)	4Q FY2019	4Q FY2018	% of change
Net revenues	842,851	701,001	20.2%
Operating income	76,972	56,585	36.0%
Non-GAAP operating income (2)(3)	102,712	78,800	30.3%
Net income attributable to New Oriental	43,248	65,082	-33.5%
Non-GAAP net income attributable to New Oriental (2)(3)	95,075	87,297	8.9%
Net income per ADS attributable to New Oriental - basic	0.27	0.41	-33.4%
Net income per ADS attributable to New Oriental - diluted	0.27	0.41	-33.6%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.60	0.55	9.2%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.60	0.55	8.8%

(in thousands US$, except per ADS(1) data)	FY2019	FY2018	% of change
Net revenues	3,096,491	2,447,430	26.5%
Operating income	305,534	262,959	16.2%
Non-GAAP operating income(2)(3)	376,870	320,402	17.6%
Net income attributable to New Oriental	238,065	296,130	-19.6%

Non-GAAP net income attributable to New Oriental(2)(3)	411,080	353,573	16.3%
Net income per ADS attributable to New Oriental - basic	1.50	1.87	-19.7%
Net income per ADS attributable to New Oriental - diluted	1.50	1.87	-19.9%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	2.60	2.24	16.2%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	2.58	2.23	15.9%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and gain / (loss) from fair value change of long-term investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Fourth Fiscal Quarter Ended May 31, 2019

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 33.9% year-over-year to approximately 2,756,000 for the fourth fiscal quarter of 2019.

•

The total number of schools and learning centers was 1,233 as of May 31, 2019, an increase of 152 compared to 1,081 as of May 31, 2018, and an increase of 69 compared to 1,164 as of February 28, 2019. The total number of schools was 95 as of May 31, 2019.

Michael Minhong Yu, New Oriental’s Executive Chairman, commented, “We are delighted to conclude the fiscal year 2019 with continued robust growth on the top line as well as improvement in operating margin. In the fourth quarter, we recorded a top line growth of 20.2%, or 28.4% if computed in Renminbi. Our key growth driver, the K-12 after-school tutoring business, achieved a year-over-year revenue growth of approximately 28.5%, or 37.2% if computed in Renminbi. Furthermore, our U-Can middle and high school all-subjects after-school tutoring business grew by approximately 27.2%, or 35.9% if computed in Renminbi, while our POP Kids program achieved a growth of approximately 31.0%, or 39.9% if computed in Renminbi. Looking ahead, we will remain focused on enhancing the quality and standards of our educational products and services, and strive to deliver maximum value to our students.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “We once again delivered a strong set of results through our execution of the well-proven “Optimize the Market” strategy. During the quarter, we added a net total of 65 learning centers in existing cities and opened three new offline training schools and one learning center in the cities of Baotou, Changshu and Yuci. In the fiscal year 2019, we added a total of 152 new facilities, including 141 new learning centers in existing cities, nine offline training facilities in six new cities and two dual-

teacher model facilities in two low-tier cities. Altogether, the total square meters of our classroom area by the end of the fiscal year 2019 increased by approximately 24% year-over-year. We also continued to strategically deepen our investment into the dual-teacher model classes and new initiatives for K-12 tutoring in our pure online education platform, Koolearn.com. With the innovative application of technology in our education services, we are well-placed to continue to capture new business opportunities in lower-tier cities and remote areas.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “Our capacity grew steadily throughout the entire fiscal year, in line with our expansion plan, while we continued to emphasize on improving our operational efficiency. Riding on last quarter’s strong bottom line performance, we once again delivered another year-over-year operating margin expansion in this quarter. During the quarter, our non-GAAP operating income increased by 30.3% year over year to approximately US$102.7 million, and non-GAAP operating margin rose by 100 basis points to 12.2% from 11.2% a year ago. As we enter the fiscal year 2020, we will continue to leverage our online and offline integrated education system across all business lines, and improve efficiency by using standardized, modularized and systemized operating process. We are confident that we will be able to deliver continued margin expansion, and generate sustainable long-term value to our customers and shareholders.”

Financial Results for the Fourth Fiscal Quarter Ended May 31, 2019

Net Revenues

For the fourth fiscal quarter of 2019, New Oriental reported net revenues of US$842.9 million, representing a 20.2% increase year-over-year. Net revenues from educational programs and services for the fourth fiscal quarter were US$717.0 million, representing a 25.1% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the fourth fiscal quarter of 2019 increased by 33.9% year-over-year to approximately 2,756,000.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$765.9 million, representing an 18.9% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$740.2 million, representing a 19.0% increase year-over-year.

•

Cost of revenues increased by 24.0% year-over-year to US$371.2 million, primarily due to increases in teachers’ compensation for more teaching hours and rental costs for the increased number of schools and learning centers in operation.

•	Selling and marketing expenses increased by 4.8% year-over-year to US$105.9 million.

•

General and administrative expenses for the quarter increased by 18.4% year-over-year to US$288.8 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$264.4 million, representing a 19.2%

increase year-over-year. The increase was primarily due to increased headcount as the Company grew its network of schools and learning centers, as well as increases in R&D expenses and human resources expenses related to the development of the Company’s online and offline integrated education ecosystem.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 15.9% to US$25.7 million in the fourth fiscal quarter of 2019.

Operating Income and Operating Margin

Operating income was US$77.0 million, a 36.0% increase from US$56.6 million in the same period of the prior fiscal year. Non-GAAP operating income for the quarter was US$102.7 million, a 30.3% increase from US$78.8 million in the same period of the prior fiscal year.

Operating margin for the quarter was 9.1%, compared to 8.1% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 12.2%, compared to 11.2% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$43.2 million, representing a 33.5% decrease from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.27 and US$0.27, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$95.1 million, representing a 8.9% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.60 and US$0.60, respectively.

Cash Flow

Net operating cash flow for the fourth fiscal quarter of 2019 was approximately US$326.9 million. Capital expenditures for the quarter were US$80.0 million, which were primarily attributable to the opening of 104 facilities and renovations at existing learning centers.

Balance Sheet

As of May 31, 2019, New Oriental had cash and cash equivalents of US$1,157.1 million, compared to US$983.3 million as of May 31, 2018. In addition, the Company had US$365.7 million in term deposits and US$1,668.7 million in short-term investment.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the fourth quarter of the fiscal year 2019 was US$1,301.1 million, an increase of 2.4% from US$1,270.2 million at the end of the fourth quarter of the fiscal year 2018. The Company adopted Revenue from Contracts with Customers (“Topic 606”) starting June 1, 2018, and as a result, as of May 31, 2019, US$76.1 million of deferred revenue was reclassified to accrued expenses and other current liabilities, representing estimated amounts of tuition collected that may be refunded in the future if students withdraw from a course while there are remaining classes. In addition, the lower than usual increase was due to the change of tuition fees collection schedule for K-12 after-school tutoring courses to comply with the latest regulatory requirements.

Financial Results for the Fiscal Year Ended May 31, 2019

For the fiscal year 2019 ended May 31, 2019, New Oriental reported net revenues of US$3,096.5 million, representing a 26.5% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the fiscal year 2019 increased by 32.4% to approximately 8,382,700.

Operating income for the fiscal year 2019 was US$305.5 million, representing a 16.2% increase year-over-year. Non-GAAP operating income for the fiscal year 2019 was US$376.9 million, representing a 17.6% increase year-over-year.

Operating margin for the fiscal year 2019 was 9.9%, compared to 10.7% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the fiscal year 2019, was 12.2%, compared to 13.1% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the fiscal year 2019 was US$238.1 million, representing a 19.6% decrease year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2019 amounted to US$1.50 and US$1.50, respectively.

Non-GAAP net income attributable to New Oriental for the fiscal year 2019 was US$411.1 million, representing a 16.3% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2019 amounted to US$2.60 and US$2.58 respectively.

Outlook for the First Quarter of the Fiscal Year 2020

New Oriental expects total net revenues in the first quarter of the fiscal year 2020 (June 1, 2019 to August 31, 2019) to be in the range of US$1,050.5 million to US$1,075.5 million, representing year-over-year growth in the range of 22% to 25%.

The projected growth rate of revenue in our functional currency Renminbi is expected to be in the range of 26% to 29% for the first quarter of the fiscal year 2020.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 23, 2019, U.S. Eastern Time (8 PM on July 23, 2019, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3621-4779

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “2291305”.

A replay of the conference call may be accessed by phone at the following number until July 31, 2019:

International:	+61-2-8199-0299
Passcode:	2291305

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of the fiscal year 2020, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain / (loss) from fair value change of long-term investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Joanne Wong

FTI Consulting

Tel: +852-3768-4747

Email: NewOriental@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31 2019	As of May 31 2018
	(Unaudited) USD	(Audited) USD
ASSETS:

Current assets:
Cash and cash equivalents	1,157,113	983,319
Restricted cash	43	47
Term deposits	365,730	107,741
Short-term investments	1,668,689	1,623,763
Accounts receivable, net	3,300	3,179
Inventory, net	29,046	40,175
Prepaid expenses and other current assets, net	199,677	182,095
Amounts due from related parties, current	42,644	1,595

Total current assets	3,466,242	2,941,914

Restricted cash, non-current	4,013	3,399
Property and equipment, net	532,015	449,592
Land use rights, net	6,405	3,785
Amounts due from related parties, non-current	1,204	2,226
Long-term deposits	49,742	40,099
Long-term prepaid rents	442	191
Intangible assets, net	13,935	8,544
Goodwill, net	79,614	31,729
Long-term investments, net	404,704	433,333
Deferred tax assets, non-current, net	61,467	43,323
Other non-current assets	26,776	19,577

Total assets	4,646,559	3,977,712

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to New Oriental of US$39,279 and US$33,646 as of May 31, 2018 and May 31, 2019, respectively)	34,057	39,889
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to New Oriental of US$335,955 and US$518,937 as of May 31, 2018 and May 31, 2019, respectively)	576,521	373,537
Income taxes payable (including income tax payable of the consolidated variable interest entities without recourse to New Oriental of US$54,844 and US$79,067 as of May 31, 2018 and May 31, 2019, respectively)	94,071	67,233
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to New Oriental of US$30 and US$472 as of May 31, 2018 and May 31, 2019, respectively)	472	30
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to New Oriental of US$1,244,748 and US$1,268,318 as of May 31, 2018 and May 31, 2019, respectively)	1,301,103	1,270,195

Total current liabilities	2,006,224	1,750,884

Deferred tax liabilities, non-current (including deferred tax liabilities of the consolidated variable interest entities without recourse to New Oriental of US$13,782 and US$18,607 as of May 31, 2018 and May 31, 2019, respectively)	18,781	12,133
Long term loan (includingLong term loan of the consolidated variable interest entities without recourse to New Oriental of nil and nil as of May 31, 2018 and May 31, 2019, respectively)	96,457	—

Total long-term liabilities	115,238	12,133

Total liabilities	2,121,462	1,763,017

Mezzanine equity	—	206,624
Redeemable non-controlling interests
Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	2,360,686	1,991,589
Non-controlling interests	164,411	16,482

Total equity	2,525,097	2,008,071

Total liabilities, mezzanine equity and equity	4,646,559	3,977,712

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2019	2018
	(Unaudited) USD	(Unaudited) USD
Net revenues	842,851	701,001

Operating cost and expenses (note 1)
Cost of revenues	371,241	299,465
Selling and marketing	105,931	101,046
General and administrative	288,759	243,905

Total operating cost and expenses	765,931	644,416
Gain on disposal of a subsidiary	52	—

Operating income	76,972	56,585

Loss from fair value change of long-term investments	(29,044)	—
Other income, net	21,535	23,652
Provision for income taxes	(30,555)	(16,148)
Loss from equity method investments	(1,077)	(370)

Net income	37,831	63,719

Add: Net loss attributable to non-controlling interests	5,417	1,363

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	43,248	65,082

Net income per common share
- Basic	0.27	0.41
- Diluted	0.27	0.41
Net income per ADS (note 2)
- Basic	0.27	0.41
- Diluted	0.27	0.41

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2019	2018
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	288,759	243,905
Less: Share-based compensation expenses in general and administrative expenses	24,401	22,215

Non-GAAP general and administrative expenses	264,358	221,690

Total operating cost and expenses	765,931	644,416
Less: Share-based compensation expenses	25,740	22,215

Non-GAAP operating cost and expenses	740,191	622,201

Operating income	76,972	56,585
Add: Share-based compensation expenses	25,740	22,215

Non-GAAP operating income	102,712	78,800

Operating margin	9.1%	8.1%
Non-GAAP operating margin	12.2%	11.2%
Net income attributable to New Oriental	43,248	65,082
Add: Share-based compensation expenses	22,783	22,215
Add: Loss from fair value change of long-term investments	29,044	—

Non-GAAP net income attributable to New Oriental	95,075	87,297

Net income per ADS attributable to New Oriental- Basic (note 2)	0.27	0.41
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.27	0.41
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.60	0.55
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.60	0.55
Weighted average shares used in calculating basic net income per ADS (note 2)	157,849,975	158,319,910
Weighted average shares used in calculating diluted net income per ADS (note 2)	159,066,864	158,934,539
Non-GAAP income per share - basic	0.60	0.55
Non-GAAP income per share - diluted	0.60	0.55

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended May 31
	2019	2018
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	134	—
Selling and marketing	1,205	—
General and administrative expenses	24,401	22,215

Total	25,740	22,215

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2019	2018
	(Unaudited) USD	(Unaudited) USD
Net revenues	3,096,491	2,447,430

Operating costs and expenses (note 1):
Cost of revenues	1,376,269	1,065,740
Selling and marketing	384,287	324,249
General and administrative	1,034,028	794,482

Total operating costs and expenses	2,794,584	2,184,471

Gain on disposal of a subsidiary	3,627	—

Operating income	305,534	262,959

Loss from fair value change of long-term investments	(104,636)	—
Other income, net	114,951	94,065
Provision for income taxes	(85,714)	(59,408)
Loss from equity method investments	(2,289)	(379)

Net income	227,846	297,237

Add: Net loss (income) attributable to non-controlling interests	10,219	(1,107)

Net income attributable to New Oriental Education & Technology Group Inc.	238,065	296,130

Net income per share attributable to New Oriental-Basic	1.50	1.87
Net income per share attributable to New Oriental-Diluted	1.50	1.87
Net income per ADS attributable to New Oriental-Basic (note 2)	1.50	1.87
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.50	1.87

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2019	2018
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	1,034,028	794,482
Less: Share-based compensation expenses in general and administrative expenses	69,997	57,443

Non-GAAP general and administrative expenses	964,031	737,039

Total operating costs and expenses	2,794,584	2,184,471
Less: Share-based compensation expenses	71,336	57,443

Non-GAAP operating costs and expenses	2,723,248	2,127,028

Operating income	305,534	262,959
Add: Share-based compensation expenses	71,336	57,443

Non-GAAP operating income	376,870	320,402

Operating margin	9.9%	10.7%
Non-GAAP operating margin	12.2%	13.1%

Net income attributable to New Oriental	238,065	296,130
Add: Share-based compensation expenses	68,379	57,443
Add: Loss from fair value change of long-term investments	104,636	—

Non-GAAP net income to New Oriental	411,080	353,573

Net income per ADS attributable to New Oriental- Basic (note 2)	1.50	1.87
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.50	1.87

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	2.60	2.24
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	2.58	2.23

Weighted average shares used in calculating basic net income per ADS (note 2)	158,293,890	158,168,794
Weighted average shares used in calculating diluted net income per ADS (note 2)	159,039,345	158,556,500

Non-GAAP income per share - basic	2.60	2.24
Non-GAAP income per share - diluted	2.58	2.23

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2019	2018
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	134	—
Selling and marketing	1,205	—
General and administrative expense	69,997	57,443

Total	71,336	57,443

Note 2: Each ADS represents one common share.